Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT ON ESTIMATED PROFIT DECREASE

FOR THE FIRST HALF OF 2016

This announcement is made by the Company pursuant to the provisions of inside information under Part XIVA of the SFO and Rule 13.09(2) of the Listing Rules.

Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first half of 2016 may decrease by a range of 65% to 70% as compared to the net profit attributable to equity holders of the Company for the first half of 2015. The Company’s preliminary financial estimates for the first half of 2016 contained in this announcement are not audited. Detailed financial information of the Company for the first half of 2016 will be disclosed in the 2016 interim report of the Company.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated results during this period

1.	Estimated results period: 1 January 2016 to 30 June 2016

2.	Estimated results: Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first half of 2016 may decrease by a range of 65% to 70% as compared to the net profit attributable to equity holders of the Company for the first half of 2015.

3.	The estimated results are not audited.

II.	Results for the first half of 2015

1.	Net profit attributable to equity holders of the Company: RMB31,489 million

Commission File Number 001-31914

2.	Earnings per share (basic and diluted): RMB1.11

III.	Reasons for estimated decrease in results

The estimated decrease in the results for the first half of 2016 is mainly attributable to the decrease in investment income and the impact of the update of discount rate assumption of reserves of traditional insurance contracts.

IV.	Other information

The board of directors of the Company wishes to remind shareholders and investors that the above estimated results for the first half of 2016 contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and are not audited. If the Company’s future estimates of the results for the first half of 2016 differ materially from the above estimates, the Company shall provide updates on a timely basis. Detailed financial information of the Company for the first half of 2016 will be disclosed in the 2016 interim report of the Company.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 29 July 2016

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie